UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bolt Projects Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09769B107

(CUSIP Number)

Mark Dmytruk

Chief Financial Officer

Ginkgo Bioworks, Inc.

Ginkgo Bioworks Holdings, Inc.

27 Drydock Avenue

8th Floor

Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09769B107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ginkgo Bioworks, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,452,735(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,452,735(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,452,735(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of 1,452,735 shares of Common Stock of the Issuer held by Ginkgo Bioworks, a wholly owned subsidiary of Ginkgo. Shares of Common Stock of the Issuer held by Ginkgo Bioworks may be deemed beneficially owned by Ginkgo, its sole parent.

(2)	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

CUSIP No. 09769B107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ginkgo Bioworks Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,452,735(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,452,735(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,452,735(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of 1,452,735 shares of Common Stock of the Issuer held by Ginkgo Bioworks, a wholly owned subsidiary of Ginkgo. Shares of Common Stock of the Issuer held by Ginkgo Bioworks may be deemed beneficially owned by Ginkgo, its sole parent.

(2)	Based on 31,660,231 shares of Common Stock of the Issuer outstanding as of August 13, 2024, as reported on the Issuer’s Form 8-K filed August 19, 2024.

Explanatory Note

This Schedule 13D/A constitutes Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on August 20, 2024 by Ginkgo Bioworks, Inc. and Ginkgo Bioworks Holdings, Inc. (together, the “Reporting Persons”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Bolt Projects Holdings, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect as to the Reporting Persons. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Subparagraphs (a), (b), (c) and (e) of Item 5 of the Original Schedule 13D are amended and restated in their entirety as follows:

(a) – (b)

The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference. To the knowledge of the Reporting Persons, none of the persons listed on Schedule A have any beneficial ownership of the Common Stock.

(c)

Except as described in this Item 5(c), the Reporting Persons nor, to the best of the knowledge of the Reporting Person, any of the persons listed in Schedule A, have not effected any transactions in the Class A Common Stock during the past 60 days. Schedule B sets forth the transactions in the Class A Common Stock that were effected during the past 60 days.

(e)

As of August 28, 2024, the Reporting Persons ceased to beneficially own more than five percent (5%) of the Issuer’s Common Stock. Consequently, this Amendment constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2024

Ginkgo Bioworks, Inc.

By:	/s/ Mark Dmytruk
Name:	Mark Dmytruk
Title:	Chief Financial Officer

Ginkgo Bioworks Holdings, Inc.

By:	/s/ Mark Dmytruk
Name:	Mark Dmytruk
Title:	Chief Financial Officer

Schedule A

Directors and Executive Officers of Ginkgo Bioworks Holdings, Inc.

Directors of Ginkgo Bioworks Holdings, Inc.	Present Principal Occupation	Business Address	Citizenship
Arie Belldegrun	Executive Chairman and Co-Founder of Allogene Therapeutics	10100 Santa Monica Blvd, 15th Floor Los Angeles, CA 90067	USA

Ross Fubini	Founder and Managing Director of XYZ Venture Capital	2910 Lake Street San Francisco, CA 94121	USA

Kathy Hopinkah Hannan	Former Senior Partner, KPMG LLP	N/A	USA

Christian Henry	President and Chief Executive Officer of Pacific Biosciences of California, Inc.	1305 O’Brien Drive Menlo Park, CA 94025	USA

Jason Kelly	Chief Executive Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Myrtle Potter	Chief Executive Officer of Myrtle Potter & Company, LLC	2472 Jett Ferry Road, STE 400-314, Atlanta, GA	USA

Shyam Sankar	Chief Technology Officer and Executive Vice President at Palantir Technologies Inc	1200 17th St. Denver, CO 80202	USA

Reshma Shetty	President, Chief Operating Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Harry E. Sloan	Chairman and Chief Executive Officer of Eagle Equity Partners II, LLC	2121 Avenue of the Stars, Suite 2300 Los Angeles, CA 90067	USA

Executive Officers of Ginkgo Bioworks Holdings, Inc.	Present Principal Occupation	Business Address	Citizenship
Jason Kelly	Chief Executive Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Reshma Shetty	President, Chief Operating Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Mark Dmytruk	Chief Financial Officer of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Directors and Executive Officers of Ginkgo Bioworks, Inc.

Directors of Ginkgo Bioworks, Inc.	Present Principal Occupation	Business Address	Citizenship
Jason Kelly	Chief Executive Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Reshma Shetty	President, Chief Operating Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Mark Dmytruk	Chief Financial Officer of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Karen Tepichin	General Counsel of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Executive Officers of Ginkgo Bioworks, Inc.	Present Principal Occupation	Business Address	Citizenship
Jason Kelly	Chief Executive Officer and Founder of Ginkgo	27 Drydock Avenue, 8th Floor, Boston, MA 02210	USA

Schedule B

Transactions in Common Stock

(60-day period ending August 30, 2024)

Reporting Person	Trade Date	Amount	Trade Price	Buy/Sell	Execution Type
Ginkgo Bioworks, Inc.	8/21/2024	206	$4.8595(1)	Sell	Nasdaq
Ginkgo Bioworks, Inc.	8/22/2024	1,004	$4.6846(2)	Sell	Nasdaq
Ginkgo Bioworks, Inc.	8/23/2024	6,800	$4.0809(3)	Sell	Nasdaq
Ginkgo Bioworks, Inc.	8/27/2024	16,461	$2.2407(4)	Sell	Nasdaq
Ginkgo Bioworks, Inc.	8/28/2024	653,475	$2.5144(5)	Sell	Nasdaq
Ginkgo Bioworks, Inc.	8/28/2024	135,101	$3.4581(6)	Sell	Nasdaq
Ginkgo Bioworks, Inc.	8/28/2024	371,826	$4.2560(7)	Sell	Nasdaq
Ginkgo Bioworks, Inc.	8/28/2024	41,711	$5.0679(8)	Sell	Nasdaq

(1)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.85 to $4.90. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(2)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.50 to $4.9950. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(3)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.75 to $4.57. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(4)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.01 to $2.85. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(5)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $2.00 to $2.9750. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(6)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $3.01 to $3.5750. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(7)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $4.00 to $4.99. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.

(8)

The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.00 to $5.15. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer, or the staff at the Securities and Exchange Commission, upon request, the full information regarding the number of shares purchased at each separate price within the ranges set forth above.